UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$114.2 MILLION FOR FIRST QUARTER 2013

Santiago, Chile, May 14, 2013 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM11), the leading airline group in Latin America, announced today its consolidated financial results for the first quarter ended March 31, 2013. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. Dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.00 per USD.

HIGHLIGHTS

•

LATAM Airlines Group reported operating income of US$114.2 million for first quarter 2013, a 149.8% increase compared to the US$45.7 million pro forma operating income in first quarter 2012. Operating margin reached 3.4%, an increase of 2.0 points compared to 1.4% in 2012. This result reflects a steady recovery in business operations as we advance in the process of achieving the expected synergies from the merger between LAN and TAM.

•

Net income reached US$42.7 million for first quarter 2013, compared to a pro forma consolidated net income of US$83.7 million for the same period 2012, which represents a decrease of 48.9% mainly due to a foreign exchange gain of US$133.4 million recognized at TAM during the first quarter 2012.

•

TAM continues to make significant progress in the turnaround of the domestic Brazil passenger operations, maintaining capacity discipline with a 9.2% reduction in ASKs during the first quarter 2013 as compared to the first quarter 2012. Healthy traffic growth of 3.4%, as well as improved market segmentation and revenue management practices have resulted in strong load factor improvements of 9.5 percentage points as compared to the first quarter 2012, reaching 77.7%. This led to a significant increase in revenue per ASK, as measured in Brazilian reais. Results in U.S. dollars were affected by a 13% depreciation of the Brazilian currency during the quarter as compared to the first quarter 2012. We remain convinced that capacity discipline and an adequate segmentation of the market will provide the basis for continued healthy load factors and a significant improvement in operating results in 2013.

•

We remain confident in our synergy target of between US$600 and US$700 million, to be fully achieved by the fourth year after the merger (June 2016). Important progress was made in recent months with the code share agreement signed between TAM and American Airlines as well as with LATAM’s election of one world as its global alliance. We have begun to harmonize the airlines’ frequent flyer programs, as well as advanced on cost initiatives related to contract renegotiations and process standardization. Furthermore, important synergies have been achieved through the coordination of the LAN and TAM cargo operations. We expect merger synergies to be between US$250 and US$300 million during 2013. However, we expect to continue to incur certain costs related to the integration process.

•

Total revenues in the first quarter 2013 reached US$3,409.0 million compared to pro forma revenues of US$3,360.2 million in first quarter 2012. The increase of 1.5% is a result of a 1.5% increase in passenger revenues and a 38.6% increase in other revenues, partially offset by a 3.2% decrease in cargo revenues. The slight increase in revenues reflects capacity reductions in the domestic Brazil passenger operations and a more challenging environment for international passenger operations, as well as weak market demand in the cargo business. Passenger and cargo revenues accounted for 84.2% and 13.5% of total revenues, respectively, in first quarter 2013.

•

During the first quarter 2013, LATAM received a total of 5 Airbus A320 family aircraft and 1 Boeing 767-300 passenger aircraft.Furthermore, the Company returned 1 Airbus A320-200 and sold 2 Airbus A318 aircraft.

LATAM Airlines Group S.A. 1Q13

RECENT EVENTS

Codeshare agreement between TAM and American Airlines approved by CADE

In April, 2013, the Brazilian Antitrust Authority, Superintendência-Geral do Conselho Administrativo de DefesaEconômica (CADE), approved the code share agreement between TAM and American Airlines for routes between Brazil and the United States and Canada. We expect the code share to be implemented during the third quarter 2013, providing more options for travelers who will be able to take advantage of the broad network of American Airlines destinations throughout North America.

This is a very important milestone in the process of achieving the passenger revenue synergies. Through this code share agreement, TAM passengers will be able to reach 52 cities in the United States and Canada from Miami, New York and Orlando, using the route network of American Airlines.

Proposed Equity Offering

On April 30, 2013, LATAM Airlines Group announced that its Board of Directors agreed to call an Extraordinary General Shareholders Meeting for June 11, 2013, in order to submit for shareholder approval an increase in the shareholders’ equity of the Company in the amount of US$1.0 billion, through the issuance of a number of ordinary shares, for the purpose of financing part of its investment plan for the following years, especially fleet growth and renewal requirements, as well as to strengthen the financial position of the Company.

Multiplus

Multiplus ended the first quarter of 2013 with 11.3 million members, a 15.0% growth compared to the same quarter of last year. The partnerships network achieved 383 partners, compared to 200 in the same period of 2012. As for financial results, Multiplus closed the quarter with billings from the sale of points amounting to US$246.1 million (R$492.1million), a 14.3% increase compared to first quarter 2012.

LATAM Airlines Group S.A. 1Q13

LATAM AIRLINES GROUP CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER 2013

Following is the LATAM Airlines Group Consolidated Income Statement for first quarter 2013, in thousands of US dollars. Pro forma results for first quarter 2012 are presented for comparison purposes.

	For the three month period ended March 31
	2013	2012	% Change
REVENUE
Passenger	2.871.378	2.828.937	1,5%
Cargo	460.394	475.607	-3,2%
Other	77.195	55.687	38,6%

TOTAL OPERATING REVENUE	3.408.967	3.360.231	1,5%

EXPENSES
Wages and Benefits	-617.370	-667.110	-7,5%
Aircraft Fuel	-1.245.155	-1.209.300	3,0%
Commissions to Agents	-90.188	-115.276	-21,8%
Depreciation and Amortization	-290.893	-285.972	1,7%
Other Rental and Landing Fees	-359.064	-338.568	6,1%
Passenger Services	-84.519	-82.160	2,9%
Aircraft Rentals	-106.500	-104.393	2,0%
Aircraft Maintenance	-108.385	-104.191	4,0%
Other Operating Expenses	-392.692	-407.536	-3,6%

TOTAL OPERATING EXPENSES	-3.294.766	-3.314.506	-0,6%

OPERATING INCOME	114.201	45.725	149,8%

Operating Margin	3,4%	1,4%	2,0 pp

Interest Income	29.827	39.315	-24,1%
Interest Expense	-110.175	-107.811	2,2%
Other Income (Expense)	37.502	155.614	-75,9%

INCOME BEFORE TAXES AND MINORITY INTEREST	71.355	132.843	-46,3%
Income Taxes	-32.873	-42.229	-22,2%

INCOME BEFORE MINORITY INTEREST	38.482	90.614	-57,5%

Attributable to:
Shareholders	42.745	83.714	-48,9%
Minority Interest	-4.263	6.900	-161,8%

NET INCOME	42.745	83.714	-48,9%

Net Margin	1,3%	2,5%	-1,2 pp

Effective Tax Rate	43,5%	33,5%

Shares Outstanding	483.555.791	n.a
Earnings per Share (US$)	0,09	n.a

EBITDA	405.094	331.697	22,1%
EBITDA Margin	11,9%	9,9%	2,0 pp.

EBITDAR	511.594	436.090	17,3%
EBITDAR Margin	15,0%	13,0%	2,0 pp.

Note: Complete quarterly pro forma income statement information can be found on the Company’s website at www.latamairlinesgroup.net

LATAM Airlines Group S.A. 1Q13

MANAGEMENT COMMENTS ON FIRST QUARTER 2013 RESULTS

LATAM Airlines Group reported net income of US$42.7 million for first quarter 2013, compared to a pro forma consolidated income of US$83.7 million for the same period 2012, which represents a decrease of 48.9% mainly due to a foreign exchange gain of US$133.4 million recognized at TAM during the first quarter 2012. The Company reported a significant improvement in terms of operating income, which reached US$114.2 million, a 149.8% increase compared to the US$45.7 million in first quarter 2012. Operating margin reached 3.4%, an increase of 2.0 points compared to 1.4% in 2012. This result reflects a steady recovery in business operations as we advance in the process of achieving the expected synergies from the merger between LAN and TAM.

During first quarter 2013, LATAM’s consolidated revenues increased 1.5% compared to first quarter 2012.

Passenger revenues increased 1.5% during the quarter, driven by 6.1% traffic growth, partially offset by a 4.3% decrease in yields. Load factor increased from 77.3% to 78.8%, as traffic growth outpaced the 4.0% increase in capacity. Overall, revenues per ASK (RASK) decreased 2.4% as compared to first quarter 2012.

During the first quarter 2013, the domestic operations of the Company’s Spanish speaking countries (SSC) continued to show strong traffic growth. Passenger traffic growth during the quarter reached 11.5%, while load factors reached 80.7%, 0.6 points higher than 2012. Total passenger capacity as measured in ASKs grew 10.7%, driven mainly by increased capacity in Chile and Peru.

In the Brazilian domestic market, TAM reduced capacity by 9.2% during the quarter. Healthy traffic growth of 3.4% as well as improved market segmentation and revenue management practices resulted in strong load factor improvements. Load factors increased by 9.5 percentage points as compared to the first quarter 2012, reaching 77.7%. This led to a significant increase in revenue per ASK, as measured in Brazilian reais. Results in U.S. dollars were affected by a 13% depreciation of the Brazilian currency during the quarter as compared to the first quarter 2012.

During the first quarter 2013, the international passenger operations of LATAM Airlines Group continued to be impacted by increased capacity from international carriers flying to South America, especially from the United States, as well as by weak European markets. In addition, results were impacted by the fixed costs related to the three Boeing 787s in LAN’s fleet, which have been grounded since January 2013 in line with the FAA’s recommendation. Passenger capacity of LAN and TAM on international routes grew 12.3% during the first quarter as compared to the first quarter of 2012. Strong capacity expansion resulted in a decline of 4.5 points in load factors on international routes, negatively impacting revenues per ASK. LATAM continues to plan for a reduction in capacity growth on international routes for 2013, especially by reducing capacity on certain long haul routes from Brazil, such as the flights between Rio de Janeiro and Frankfurt, Paris and Orlando. We also plan to improve the product and efficiency on long haul routes from Brazil by replacing Airbus A330 aircraft with Boeing 767s, which have a Premium Business Class, including full flat (180° recline) seats.

Cargo revenues decreased 3.2% during first quarter 2013, driven by a slight decrease in cargo traffic and a 3.2% decrease in yields, reflecting the challenging scenario in Latin American cargo markets due to a decline in demand on routes to Latin America, especially Brazil, as well as increased competitive pressures from regional and international cargo carriers. This decline also reflects the impact of the 13% depreciation of the real on cargo revenues in the Brazilian domestic market. Capacity increased 3.8% during the quarter. As a consequence, load factors decreased from 58.3% to 56.1%.

LATAM Airlines Group S.A. 1Q13

The increase in cargo capacity during the quarter is a result of the incorporation of two new Boeing 777 freighter during the second half of 2012 as well as additionally belly capacity, partially offset by capacity adjustments in the freighter fleet. On the other hand, the slight decrease in traffic during the quarter is a response to weaker cargo markets and increasing competition, partially offset by growth of the South American export market.

Nevertheless, the Company continued to successfully optimize the utilization of the bellies of its passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model.

Other revenues increased 38.6%, amounting to US$77.2 million during the first quarter 2013. This increase was mainly explained by growth in revenues from aircraft leases, as well as an increase in tours and travel services.

Operating expenses decreased 0.6% compared to first quarter 2012, while unit costs per ASK-equivalent (including net financial expenses), decreased 4.5%. Excluding fuel, unit costs decreased 6.5% showing a significant increase in efficiencies within the Company. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased 7.5% driven by the positive impact of a 13% average depreciation of the Brazilian real during the quarter, partially offset by higher average headcount.

•

Fuel costs increased 3.0% mainly driven by a 1.5% increase in the fuel gallons consumed, in line with the Company’s capacity increase, partially offset by a 0.9% decrease in the average fuel price per gallon. In addition, the Company recognized a US$9.5 million fuel hedge loss, compared to a US$18.3 million fuel hedge gain in the first quarter of 2012.

•	Commissions to agents decreased 21.8% due to a 22.9% decrease in average commissions, mainly explained by a reduction in average passenger commissions.

•

Depreciation and amortization increased 1.7% in line with the incorporation of 24 Airbus A320 family, 10 Boeing 767-300, 4 Boeing 777-300ER and 3 Boeing 787-800 passenger aircraft, and 2 Boeing 777 freighters between April 2012 and March 2013, partially offset by the sale of 5 Airbus A318 and 1 Boeing B767-200ER, and the 13% depreciation of the Brazilian currency during the quarter as compared to the first quarter 2012.

•	Other rental and landing fees increased 6.1% mainly due to increased handling costs and aeronautical rates.

•	Passenger service expenses increased 2.9% driven by a 6.7% increase in the number of passengers transported, partially offset by lower service cost at TAM.

•

Aircraft rentals increased 2.0% as a result of the incorporation of 8 Airbus A320-200s and 2 Airbus A340s, as well as an increase in the number of aircraft classified as operating leases, partially offset by the return 8 leased Airbus A320s, 3 Boeing 737-700s and 2Boeing 767-300s.

•	Maintenance expenses increased 4.0% due to a larger fleet, in line with the expansion in the Company’s operations during the quarter.

•	Other operating expenses decreased 3.6% due to lower sales costs, and costs related to reservation and IT systems.

Non-operating results

•	Interest income decreased from US$39.3 million in first quarter 2012 to US$29.8 million in first quarter 2013 mainly due to a lower cash balance during the quarter.

•	Interest expense increased from US$107.8 million in first quarter 2012 to US$110.2 million in same quarter 2013, mainly due to higher debt related to fleet financing.

•

Under Other income (expense), the Company recorded a US$37.5 million gain, mainly due to a foreign exchange gain resulting from the 1.5% appreciation of the Brazilian real between December 2012 and March 2013. This compares to a US$155.6 million gain in the first quarter 2012, which includes a foreign exchange gain of US$133.4 million recognized at TAM.

LATAM Airlines Group S.A. 1Q13

FINANCING AND LIQUIDITY

Following are summary consolidated balance sheet indicators for LATAM Airlines Group as of December 31, 2012, in thousands of US dollars.

	As of March 31,	As of December 31,
	2013	2012
Total Assets	20.861.376	20.792.717

Total Liabilities	15.509.198	15.623.901
Total Equity	5.352.178	5.168.816

Total Liabilities and Shareholders equity	20.861.376	20.792.717

Net Debt
Current and long term portion of loans from financial institutions	6.470.028	6.471.737
Current and long term portion of obligations under capital leases	3.184.022	3.087.820
Other liabilities current and long term portion	193.968	199.950
Cash and cash equivalents	-782.702	-1.120.335

Total Net Debt	9.065.316	8.639.172

At the end of the first quarter 2013, LATAM reported US$782.7 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of March 31, 2013, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$1,038.0 million, US$667.2 million of which were funded directly by LATAM. Furthermore, as of March 2013, LATAM Airlines Group had US$208 million in committed credit lines with Chilean and international banks.

As a result of the successful completion of the business combination with TAM, future fleet deliveries for LAN and TAM are to be incorporated at LATAM Airlines Group. As of March 31, 2013, LATAM had arranged ECA and EXIM supported facilities for future 2013 aircraft deliveries. These facilities have the option of issuing capital market bonds, in order to refinance or prefund the related debt. The first 12 Airbus narrow body aircraft and the first 6 Boeing wide body aircraft of this year are subject to these financing facilities. The remaining 2013 fleet will be financed through a combination of sale & leaseback transactions and commercial financing including senior and junior debt. The typical tenor for these financings is twelve years.

One of the objectives of Latam Airlines Group is to reduce the volatility in the financial results of TAM caused by external factors such as foreign exchange rate and fuel price fluctuations. In order to mitigate the impact of exchange rate variations as a result of the imbalance of TAM’s balance sheet accounts between assets denominated in Brazilian reais and liabilities denominated in US dollars, LATAM is evaluating alternatives to move the TAM aircraft and their related debt to the LATAM balance sheet, which has the US dollar as its functional currency. In addition, all aircrafts delivered after June 22, 2012 have been financed mostly by LATAM Airlines Group, irrespective of whether the aircraft is to be operated by TAM or by LAN. The volatility caused by exchange rate variations on the cash flows of TAM are expected to be partially mitigated over time as a result of the natural hedge provided by the diversified nature of the cash flows of LATAM Airlines Group.

LATAM Airlines Group S.A. 1Q13

All hedging activities are carried out by LATAM Airlines Group. The Company aims to offset the impact of fuel price fluctuations through fuel surcharges in both passenger and cargo operations. LATAM has hedged approximately 67% of its estimated fuel consumption for the second quarter of 2013, and 26% of its average estimated fuel consumption for the third quarter 2013. The Company’s fuel hedging strategy consists of a combination of collars, swaps and call options for WTI, Brent and Jet Fuel.

LATAM’S Fleet Plan

During the first quarter 2013, LATAM received 4 Airbus A320, 1 Airbus A321 and 1 Boeing 767-300. The Company also returned 1 Airbus A320-200s and sold 2 Airbus A318 aircraft.

LATAM is in the process of adjusting its fleet plan in order to match its capacity expansion plans to the expected macroeconomic environment as well as the competitive scenarios on international and domestic Brazil passenger markets. The Company continues to evaluate alternatives to rationalize its fleet orders.

LATAM’s current estimated fleet plan and associated capital expenditures are shown in the table below.

	2013	2014	2015
Passenger Aircraft
Dash 8-200	5	5	5
Dash 8-Q400	0	0	0
Boeing 737-700	6	2	0
Airbus A318-100	0	0	0
Airbus A319-100	52	51	51
Airbus A320-200	159	163	172
Airbus A321-200	10	20	32
Airbus A330-200	16	10	10
Boeing 767-300	43	37	37
Airbus A340-300/500	5	0	0
Boeing 777-300 ER	10	12	12
Boeing 787-800	5	12	12
Boeing 787-900	0	0	4

TOTAL	311	312	335

Cargo Aircraft
Boeing 777-200F	4	4	4
Boeing 767-300F	11	11	11

TOTAL	15	15	15

TOTAL FLEET	326	327	350

Total Fleet Capex (US$ millions)	2.047	1.993	806

LATAM Airlines Group S.A. 1Q13

OUTLOOK

The Company expects passenger ASK growth for full year 2013 for LATAM Airlines Group to be approximately 2% to 4%. TAM’s domestic passenger ASKs in the Brazilian market are expected to decrease by approximately 5% to 7% during 2013.

Regarding cargo operations, LATAM expects cargo ATK growth between 2% and 4% for full year 2013, mainly driven by the incorporation of two new B777 freighters in September and October 2012, as well as additional belly capacity.

*****

About LATAM Airlines Group S.A

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., TAM Airlines (Paraguay) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 22 countries and cargo services to about 144 destinations in 27 countries, with a fleet of 316 aircraft. In total, LATAM Airlines Group S.A. has more than 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “LATAM,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current LATAMs, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A. 1Q13

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31, 2013	As of December 31, 2012
Assets:

Cash, and cash equivalents	456.710	650.263
Other financial assets	424.052	636.543
Other non-financial assets	202.892	169.824
Trade and other accounts receivable	1.541.432	1.411.714
Accounts receivable from related entities	1.133	15.187
Inventories	203.213	181.283
Tax assets	265.486	220.529
Non-current assets and disposal groups held for sale	11.986	47.655
Total current assets	3.106.904	3.332.998

Property and equipment	12.000.489	11.797.667
Goodwill	3.264.062	3.222.945
Intangible assets other than goodwill	1.871.828	1.848.593
Other non-current assets	618.093	590.514
Total non-current assets	17.754.472	17.459.719

Total assets	20.861.376	20.792.717

Liabilities and shareholders’ equity:

Other financial liabilities	1.856.828	2.047.330
Trade and other accounts payables	1.608.712	1.652.955
Tax liabilities	115.944	115.481
Other non-financial liabilities	1.824.015	1.964.523
Total current liabilities	5.405.499	5.780.289

Other financial liabilities	7.948.954	7.698.857
Accounts payable	731.041	737.744
Other provisions	677.982	694.260
Deferred tax liabilities	621.646	593.064
Employee benefits	22.047	18.366
Other non-financial liabilities	102.029	101.321
Total non-current liabilities	10.103.699	9.843.612

Total liabilities	15.509.198	15.623.901

Share capital	1.605.369	1.501.018
Retained earnings	1.146.618	1.106.168
Treasury Shares	(203)	(203)
Other reserves	2.579.504	2.535.100
Equity attributable to the parent company’s equity holders	5.331.288	5.142.083
Minority interest	20.890	26.733

Total net equity	5.352.178	5.168.816

Total liabilities and equity	20.861.376	20.792.717

LATAM Airlines Group S.A. 1Q13

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended March 31
	2013	2012	% Change
System
ASKs-equivalent (millions)	55.219	53.128	3,9%
RPKs-equivalent (millions)	38.853	37.291	4,2%
Overall Load Factor (based on ASK-equivalent)%	70,4%	70,2%	0,2pp
Break-Even Load Factor (based on ASK-equivalent)%	69,6%	70,7%	-1,0pp
Yield based on RPK-equivalent (US Cents)	8,6	8,9	-3,2%
Operating Revenues per ASK-equivalent (US Cents)	6,0	6,2	-3,0%
Costs per ASK-equivalent (US Cents)	6,2	6,5	-4,5%
Fuel Gallons Consumed (millions)	330	325	1,5%
Average Trip Length (thousands km)	1,6	1,7	-0,6%
Total Number of Employees	53.717	52.122	3,1%

Passenger
ASKs (millions)	34.618	33.285	4,0%
RPKs (millions)	27.291	25.727	6,1%
Passengers Transported (thousands)	16.612	15.569	6,7%
Load Factor (based on ASKs)%	78,8%	77,3%	1,5pp
Yield based on RPKs (US Cents)	10,5	11,0	-4,3%
Revenues per ASK (US cents)	8,3	8,5	-2,4%

Cargo
ATKs (millions)	1.957	1.885	3,8%
RTKs (millions)	1.098	1.099	0,0%
Tons Transported (thousands)	330	271	21,7%
Load Factor (based on ATKs)%	56,1%	58,3%	-2,2pp
Yield based on RTKs (US Cents)	41,9	43,3	-3,2%
Revenues per ATK (US Cents)	23,5	25,2	-6,8%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations) Note: Historical pro forma figures are presented for comparison purposes. Complete quarterly pro forma statistics for 2011 and 2012 can be found on the Company’s website at www.latamairlinesgroup.net.

LATAM Airlines Group S.A. 1Q13

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2013
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	10	0	10
Dash 8-Q 400	4	0	4
Boeing 737-700	6	0	6
Airbus A318-100	0	5	5
Airbus A319-100	18	39	57
Airbus A320-200	64	80	144
Airbus A321-200	1	9	10
Airbus A330-200	2	18	20
Boeing 767-300	8	34	42
Airbus A340-300/500	3	4	7
Boeing 777-300 ER	0	8	8
Boeing 787-800	0	3	3

TOTAL	116	200	316

Flota Carga
Boeing 777-200F	2	2	4
Boeing 767-300F	4	8	12

TOTAL	6	10	16

TOTAL FLEET	122	210	332

LATAM Airlines Group S.A. 1Q13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer